Exhibit 99.1

Financial diligence in the face of an adverse scenario

São Paulo, August 8, 2019. Suzano S.A. (B3:SUZB3 | NYSE: SUZ), one of the world’s largest pulp and integrated paper producers, today announces its consolidated results for the second quarter of 2019 (2Q19). Comparison data with 2018 (2Q18, 6M18 and LTM(4)) represent the simple sum or weighted average of Suzano + Fibria.

HIGHLIGHTS

•                 Pulp sales of 2,214 thousand tons, up 28% from 1Q19.

•                 Paper sales of 301 thousand tons, up 10% from 1Q19.

•                 Adjusted EBITDA(1) and Operating Cash Generation²: R$3.1 billion and R$2.2 billion, respectively.

•                 Adjusted EBITDA(1)/ton of pulp of R$1,305/ton (-12% vs. 1Q19).

•                 Adjusted EBITDA/ton of paper of R$1,219/ton (+15% vs. 1Q19).

•                 Average net price of paper of R$4,030/ton (+1% vs. 1Q19).

•                 Pulp cash cost of R$ 733/ton, or R$ 697/ton ex-downtimes.

•                 Reduction in estimated Capex for 2019 from R$ 6.4 billion to R$ 5.9 billion.

•                 Capture of synergies in line with the target for 2019 (40% in Dec. 19).

•                 Deliberation and payment of minimum mandatory dividends in the amount of R$ 600 million.

Financial Data (R$ million)	2Q19	2Q18	Δ Y-o-Y	1Q19	Δ Q-o-Q	LTM 2Q19
Net Revenue	6,665	7,926	-16%	5,699	17%	29,448
Adjusted EBITDA(1)	3,101	4,071	-24%	2,761	12%	14,799
Adjusted EBITDA Margin(1)	47%	51%	-5 p.p.	48%	-2 p.p.	50%
Adjusted EBITDA Margin(1) ex- Klabin	48%	55%	-6 p.p.	50%	-1 p.p.	53%
Net Financial Result	79	(6,209)	—	(1,936)	—	(2,969)
Net Income	700	(2,060)	—	(1,229)	—	3,481
Operating Cash Generation(2)	2,226	3,214	-31%	1,781	25%	11,907
Net Debt /Adjusted EBITDA(1) (x) - R$	3.5 x	1.8 x	1.8 x	3.4 x	0.1 x	3.5 x
Net Debt /Adjusted EBITDA(1) (x) - US$	3.6 x	1.5 x	2.0 x	3.3 x	0.3 x	3.6 x

Operational Data (‘000 tons)	2Q19	2Q18	Δ Y-o-Y	1Q19	Δ Q-o-Q	LTM 2Q19
Sales	2,514	2,853	-12%	2,003	26%	10,180
Pulp	2,214	2,570	-14%	1,729	28%	8,919
Paper	301	284	6%	274	10%	1,261
Production	2,539	2,720	-7%	2,465	3%	11,006
Pulp	2,221	2,420	-8%	2,173	2%	9,725
Paper	318	300	6%	292	9%	1,281

(1) Excluding non-recurring items. (2) Operating cash generation refers to Adjusted EBITDA less maintenance Capex.  | (3) Includes the results of the Consumer Goods Unit. | (4) Last 12 months.

The consolidated quarterly information has been prepared in accordance with the Securities and Exchange Commission (CVM) and Accounting Standards Committee (CPC) standards and is in compliance with International Accounting Standard (IFRS) issued by the International Accounting Standard Board (IASB). The data contained in this document was obtained from the financial information as made available to the CVM. The operating and financial information is presented based on consolidated numbers in Reais (R$). Summaries may diverge due to rounding. Non-financial data, such as volume, quantity, average price, average price, in Reais and Dollars, were not reviewed by independent auditors.

CONTENTS

PULP BUSINESS PERFORMANCE	3
PULP SALES VOLUME AND REVENUE	3
PULP CASH COST	4
PULP SEGMENT EBITDA	5
OPERATING CASH FLOW FROM THE PULP SEGMENT	6
PAPER BUSINESS PERFORMANCE	6
PAPER SALES VOLUME AND REVENUE	6
OPERATING CASH FLOW FROM PAPER	8
ECONOMIC AND FINANCIAL PERFORMANCE	9
NET REVENUE	9
PRODUCTION	9
COST OF GOODS SOLD	10
OPERATING EXPENSES	11
ADJUSTED EBITDA	13
FINANCIAL INCOME AND EXPENSES	14
DERIVATIVES OPERATIONS	15
DEBT	17
CAPITAL INVESTMENTS	19
OPERATING CASH FLOW GENERATION	19
IFRS 16	20
SYNERGIES	20
DIVIDENDS	20
CAPITAL MARKETS	21
FIXED INCOME	22
RATING	22
UPCOMING EVENTS	23
IR CONTACTS	23
APPENDICES	24
APPENDIX 1(2) — Operating Data	24
APPENDIX 2(2) — Consolidated Statement of Income	26
APPENDIX 3(1) — Consolidated Balance Sheet	27
APPENDIX 4(1) — Consolidated Statement of Cash Flow	28
APPENDIX 5(2) — EBITDA	30
APPENDIX 6(2) — Segmented Income Statement	31
Forward-Looking Statements	33

PULP BUSINESS PERFORMANCE

PULP SALES VOLUME AND REVENUE

The first half of the year was marked by a strong imbalance between supply and demand in the global pulp market. On the supply side, the lack of unexpected events, which on the other hand were frequent in 2017 and 2018, coupled with the fact that the pulp industry operated almost at full capacity, substantially increased the availability of pulp (both softwood and hardwood) in the market. On the demand side, the macroeconomic weakening of major countries in the world scenario, geopolitical uncertainties especially the China-US trade war, and destocking by pulp clients restricted growth in market sales volume.

This combination of factors led to a significant deterioration in the prices of both hardwood and softwood fibers in the first half of the year. In the second quarter, que reduction in pulp prices, along with the higher production volume of graphic papers in China and the continuous growth of Tissue in all markets favored the recovery in pulp demand, which grew 6.9% in the first two months during the quarter compared to the first two months in 1Q19. In this context, Suzano sold 2,214 thousand tons of market pulp in 2Q19, 28% more than in 1Q19 and 14% less than in 2Q18.

Average net price in U.S. dollar of the pulp sold by Suzano was US$628/ton in 2Q19, down US$77/ton (-11%) and US$111/ton (-15%) from 1Q19 and 2Q18, respectively. Average net price in the export market in 2Q19 was US$630/ton (vs. US$ 711/ton in 1Q19 and US$ 751 in 2Q18).

Average net price in Brazilian real was R$ 2,463/ton in 2Q19, down 7% from 1Q19 since, despite the 4% appreciation of the USD against the BRL during the period, prices in dollar came under pressure during the period. The same elements explain the performance of the average net price in BRL in comparison to 2Q18 (-8%), given the lower price in dollars, partially offset by the appreciation of the USD vs the BRL of 9%.

Pulp net revenues were R$ 5,454 million in 2Q19, a 20% reduction compared to 2Q18, mainly due to lower net average price in USD (-15%) and lower sales volumes (-14%), which were partially offset by the appreciation of the average USD vs BRL of 9%.

Quarter-on-quarter, the 19% increase was largely explained by the higher of sales volume (+28%) and the appreciation of the average USD vs BRL of 4%, partially offset by the net average price reduction of 11%.

PULP CASH COST

Consolidated cash cost of market pulp production in 2Q19 was R$697/ton excluding downtime and R$733/ton including downtime.

Cash cost excluding downtime in 2Q19 increased R$69/ton from 2Q18 (+11%), mainly due to: i) higher cost of wood due to the supply mix (higher share of third-party wood and higher average radius); and ii) lower dilution of fixed costs due to lower production volume.

Cash cost excluding downtime in 2Q19 increased R$30/ton from 1Q19 (+5%), mainly due to: i) higher cost of wood, explained by the higher average radius and lower dilution of fixed costs in forest operations; and ii) lower result from energy sales, largely due to lower prices.

In the last 12 months, consolidated cash cost of market pulp production was R$ 650/ton excluding downtime (vs. R$ 598/ton in LTM 2Q18) and R$ 677/ton including downtime (vs. R$ 633/ton in LTM 2Q18). This variation was due to lower dilution of fixed cost on account of lower production, higher input prices and higher wood cost.

PULP SEGMENT EBITDA

Pulp segment	2Q19	2Q18	Δ Y-o-Y	1Q19	Δ Q-o-Q	LTM 2Q19
Adjusted EBITDA (R$ million)	2,734	3,818	-28%	2,471	11%	13,305
Sales volume (k ton) — ex-Klabin	2,095	2,384	-12%	1,674	25%	8,381
Pulp Adjusted EBITDA ex-Klabin (R$/ton)	1,305	1,602	-19%	1,476	-12%	1,588

Adjusted EBITDA from pulp in 2Q19 in relation to 2Q18 mainly reflects the decrease in the average net price of pulp in USD (-15%), the lower sales volume (-14%) and the higher ex-Klabin cash COGS (higher cash production cost), partially offset by the 9% increase in average USD in relation to BRL. The same factors explain the decrease in Adjusted EBITDA per ton.

Compared to 1Q19, the 11% increase in EBITDA reflects the 28% growth in sales volume, the 4% appreciation of average USD compared to BRL and lower ex-Klabin cash COGS (largely due to lower maintenance downtimes impact). These effects were partially offset by the 7% decrease in average net price of pulp in USD, which explains the Adjusted EBITDA per ton reduction.

OPERATING CASH FLOW FROM THE PULP SEGMENT

Pulp Segment (R$ million)	2Q19	2Q18	Δ Y-o-Y	1Q19	Δ Q-o-Q	LTM 2Q19
Adjusted EBITDA	2,734	3,818	-28%	2,471	11%	13,305
Maintenance Capex	(797)	(810)	-2%	(894)	-11%	(3,594)
Operating Cash Flow	1,938	3,008	-36%	1,577	23%	9,711

(1) Excludes sales volume related to the agreement with Klabin.

Operating cash flow per ton in the pulp segment decreased 26% and 2% from 2Q18 and 1Q19, respectively, impacted by the decline in Adjusted EBITDA per ton, and was partially offset by lower maintenance Capex.

PAPER BUSINESS PERFORMANCE

PAPER SALES VOLUME AND REVENUE

According to the Forestry Industry Association (Ibá), domestic sales of printing & writing paper and paperboard declined 4% in the first half of 2019 compared to the same period last year, while imports decreased 7%. Domestic sales of printing & writing paper fell 7%, while paperboard sales increased 2%.

Regarding results in the quarter, domestic sales in 2Q19 decreased 2% in relation to 1Q19 and 3% from the same period last year. Imports, on the other hand, increased 14% from 1Q19, but decreased 2% from 2Q18.

Suzano’s paper sales in Brazil totaled 188 thousand tons in 2Q19, down 5% from 1Q19 and 4% from 2Q18, due to lower consumption in line with market data.

Paper sales in 2Q19 totaled 301 thousand tons, increasing 10% from 1Q19 and 6% from the same period last year, thanks to our strategy of allocating higher volumes to international markets due to our flexibility and presence in more than 60 countries.

Average net price of paper in the domestic market was R$ 4,177/ton in 2Q19, representing increases of R$ 79/ton (2%) and R$ 396/ton (10%) from 1Q19 and 2Q18, respectively, driven by the price implementation in the period.

Through our profitability management strategy and operations in multiple markets, we could mitigate most of the fluctuation in international prices. Average net price of paper exported in 2Q19 was US$ 966/ton, down US$ 29/ton (3%) from 1Q19 and US$ 23/ton (2%) from 2Q18. In BRL, the export price of paper in 2Q19 came to R$ 3,786/ton, up R$ 34/ton (1%) from 1Q19 and R$ 219/ton (6%) from 2Q18, mainly due to the exchange rate variation in the periods.

Net revenue from paper sales was R$ 1,211 million in 2Q19, increasing 16% from 2Q18, mainly due to higher average net price (+9%), higher export sales volume (+29%), and the 9% appreciation of the average USD in relation to BRL.

Compared to 1Q19, the main factors behind the 16% increase were higher export volume (+46%) and the 4% appreciation of average USD in relation to BRL.

PAPER EBITDA

Paper Segment	2Q19	2Q18	Δ Y-o-Y	1Q19	Δ Q-o-Q	LTM 2Q19
Adjusted EBITDA (R$ million)	366	253	45%	290	26%	1,494
Sales volume (k ton)	301	284	6%	274	10%	1,261
Adjusted EBITDA Paper (R$/ton)	1,219	892	37%	1,058	15%	1,185

The performance of Adjusted EBITDA from paper in 2Q19 compared to 2Q18 is mainly explained by: i) price increases; ii) the use of the Company’s commercial flexibility to better allocate sales; iii) the reduction in administrative expenses; and iv) the 9% depreciation of BRL against USD.

Compared to 1Q19, the increase is due to the decrease in administrative expenses, higher sales volume (+46%), and lower cost in the period, reflecting the stability of production. Note that the paper business is incorporating the results from the consumer goods business, which is still in the ramp-up phase.

OPERATING CASH FLOW FROM PAPER

Operating cash flow - Paper (R$ million)	2Q19	2Q18	Δ Y-o-Y	1Q19	Δ Q-o-Q	LTM 2Q19
Adjusted EBITDA	366	253	45%	290	26%	1,494
Maintenance Capex	(78)	(48)	64%	(87)	-10%	(285)
Operating Cash Flow	288	205	40%	203	42%	1,209

Operating cash flow per ton came to R$959/ton in 2Q19, an increase of 32% and 29% from 2Q18 and 1Q19, respectively. Compared to 2Q18, the increase was due to higher Adjusted EBITDA (+45%), partially offset by higher maintenance Capex. Compared to the previous quarter, in addition to the increase in Adjusted EBITDA (+26%), maintenance Capex decreased 10%.

ECONOMIC AND FINANCIAL PERFORMANCE

NET REVENUE

Suzano’s net revenue in 2Q19 was R$ 6,665 million, 81% of which came from exports (vs. 84% in 2Q18 and 77% in 1Q19). Pulp and paper sales in the quarter totaled 2,514 thousand tons, up 26% from 1Q19 and down 12% from 2Q18.

(1) Does not include service revenue at Portocel.

Consolidated net revenue in 2Q19 compared to 1Q19 was influenced by the 26% growth in pulp sales volume (pulp volume alone increased 28%) and by the 4% appreciation of the USD against the BRL, partially offset by the decline in average net price of pulp in USD (-11%).

Compared to 2Q18, the reduction in net revenue was mainly due to the decline in the average net price of pulp in USD (-15%) and the 14% decline in pulp sales volume. These effects were partially offset by the 9% appreciation of average USD in relation to BRL.

PRODUCTION

Production (k ton)	2Q19	2Q18	Δ Y-o-Y	1Q19	Δ Q-o-Q	LTM 2Q19
Market pulp	2,221	2,420	-8%	2,173	+2%	9,725
Paper	318	300	+6%	292	+9%	1,281
Total	2,539	2,720	-7%	2,465	+3%	11,006

In the 2nd quarter of 2019, the following units underwent scheduled maintenance downtimes: lines A and C (partially) at the Aracruz Unit, Imperatriz Unit, and line 1 and line 2 (partially) of the Três Lagoas Unit. Apart from these effects, production volume was also impacted by the Company’s decision to continue producing below capacity in order to better manage its inventories (currently higher than historical levels). The Company is planning total market pulp production of approximately 9.0 million in 2019, depending on conditions of global pulp market, according to Material Fact released on 05/09/2019. This production adjustment is aimed at managing inventories for the year after having fully ensured the availability of pulp to meet client demand.

The following calendar details Suzano’s scheduled maintenance downtimes:

(1) Veracel is a joint operation between Suzano (50%) and Stora Enso (50%) with total annual capacity of 1,120 thousand tons.

(2) Includes integrated capacities.

COST OF GOODS SOLD

COGS — Income Statement (R$ million)	2Q19	2Q18	Δ Y-o-Y	1Q19	Δ Q-o-Q	LTM 2Q19
Pulp	4,435	3,597	23%	3,980	11%	15,520
Paper	787	698	13%	745	6%	3,165
Consolidated	5,222	4,294	22%	4,725	11%	18,684

COGS — Income Statement (R$/ton)	2Q19	2Q18	Δ Y-o-Y	1Q19	Δ Q-o-Q	LTM 2Q19
Pulp	2,003	1,400	43%	2,302	-13%	1,740
Paper	2,620	2,460	7%	2,716	-4%	2,509
Consolidated	2,077	1,505	38%	2,359	-12%	1,835

As a result of the business combination with Fibria, Suzano assessed the fair market value of assets acquired and liabilities assumed from Fibria and made the corresponding allocations in the balance sheet (Purchase Price Allocation - PPA). For analyzing the operations in 2Q19, the following information excludes the effects of the realization of the surplus allocated to COGS in the period (whose impact was an additional expense of R$1,164 million) on Selling Expenses (negative impact of R$202 million) and on Administrative Expenses (positive impact of R$5 million).

COGS — ex-PPA (R$ million)	2Q19	2Q18	Δ Y-o-Y	1Q19	Δ Q-o-Q	LTM 2Q19
Pulp	3,271	3,597	-9%	2,620	25%	12,996
Paper	787	698	13%	745	6%	3,165
Consolidated	4,058	4,294	-5%	3,365	21%	16,161

COGS — ex-PPA (R$/ton)	2Q19	2Q18	Δ Y-o-Y	1Q19	Δ Q-o-Q	LTM 2Q19
Pulp	1,477	1,400	6%	1,515	-36%	1,457
Paper	2,620	2,460	7%	2,716	-4%	2,509
Consolidated	1,614	1,505	35%	1,680	-14%	1,588

Excluding the above effect of PPA, COGS in 2Q19 came to R$4,058 million, or R$1,614/ton. Compared to 2Q18, COGS decreased 5%, due to lower pulp sales volume, which was partially offset by higher ex-Klabin cash COGS, in turn explained by i) higher cash production cost; ii) appreciation of average USD vs BRL of 9%; and iii) higher freight costs per ton — mill sales mix with higher participation of Três Lagoas and region sales mix with higher participation of Asia. Note the R$107 million effect on COGS related to the alignment of accounting allocation criteria, given the asset combination with Fibria, mainly related to logistics expenses, which were allocated as “selling expenses” at Fibria in 2018, and were allocated to “logistics costs” under COGS as of 1Q19.

Compared to 1Q19, also excluding the impact of PPA, the 21% increase was due to higher pulp and paper sales volume, partially offset by higher ex-Klabin cash COGS per ton, which in turn was impacted by lower cost with general maintenance downtime, which were mostly concentrated in the previous quarter.

OPERATING EXPENSES

Operating Expenses — Income Statement (R$ million)	2Q19	2Q18	Δ Y-o-Y	1Q19	Δ Q-o-Q	LTM 2Q19
Selling Expenses	457	372	23%	441	4%	1,631
General and Administrative Expenses	278	298	-7%	331	-16%	1,307
Total Expenses	735	670	10%	772	-5%	2,938
Total Expenses/Sales Volume (R$/ton)	292	235	25%	385	-24%	289

Operating Expenses —ex-PPA (R$ million)	2Q19	2Q18	Δ Y-o-Y	1Q19	Δ Q-o-Q	LTM 2Q19
Selling Expenses	255	372	-32%	236	8%	1,223
General and Administrative Expenses	283	298	-5%	330	-14%	1,312
Total Expenses	538	670	-20%	566	-5%	2,535
Total Expenses/Sales Volume (R$/ton)	214	235	-9%	282	-24%	249

Excluding the R$202 million effect of PPA from 2Q19 results, Selling Expenses decreased 32% from 2Q18, mainly due to the impact of the alignment of the accounting allocation criteria with the merger of Fibria shares (especially selling expenses, which are recorded as COGS as of 1Q19), and the lower sales volume (-12%). Selling expenses per ton increased 10%, mainly due to the 9% appreciation of USD in relation to BRL and lower fixed expenses dilution.

Compared to 1Q19, the 8% increase is explained by higher sales volume and 4% appreciation of the USD against the BRL.

Excluding the effect of PPA on administrative expenses (-R$ 5 million), which was positive in the period due to the closure of lawsuits, compared to 2Q18, the 5% decrease in this item is explained by lower expenses due to the transaction with Fibria, expenses with outsourced services, and synergies, partially offset by the accounting allocation of R$34 million (related to a portion of variable compensation and contingencies, which were earlier recorded in Fibria as “other operating income and expenses”).

Compared to 1Q19, the reduction was mainly due to the lower impact of non-recurring expenses related to the transaction with Fibria and lower expenses with salaries and severance payments.

Other operating income (expenses) amounted to an income of R$171 million in 2Q19, compared to other operating income of R$27 million in 2Q18 and an expense of R$19 million in 1Q19. The variation in relation to 2Q18 is due to sale of judicial credits and the accounting reallocation of profit sharing paid to employees of erstwhile Fibria from this item to administrative expenses. Compared to 1Q19, the variation is explained by sale of legal credits and the result of the restatement of the fair value of biological assets.

ADJUSTED EBITDA

Consolidated	2Q19	2Q18	Δ Y-o-Y	1Q19	Δ Q-o-Q	LTM 2Q19
Adjusted EBITDA (R$ million)	3,101	4,071	-24%	2,761	12%	14,799
Adjusted EBITDA margin - ex-Klabin	48%	55%	-6 p.p.	49.9%	-1 p.p.	53%
Sales volume ex-Klabin (k ton)	2,396	2,668	-10%	1,948	23%	9,642
Adjusted EBITDA ex-Klabin (R$/ton)	1,294	1,526	-15%	1,417	-9%	1,535

Adjusted EBITDA in 2Q19 was R$ 3,101 million, lower than in 2Q18 mainly due to: (i) lower average net pulp price in USD (-15%); (ii) lower pulp sales volume; and (iii) higher ex-Klabin cash COGS (higher cash production cost), partially offset by the 9% appreciation of USD against BRL. The 14% decrease in EBITDA per ton is explained by the same factors.

Compared to 1Q19, the increase in Adjusted EBITDA of 12% was due to higher sales volume of pulp (+28%) and paper (+10%), the higher average USD to BRL (+4%), and lower cash COGS (less impact from scheduled maintenance downtimes), partially offset by lower net price of pulp in USD (-11%). The 9% drop in EBITDA per ton, however, is due to the lower average net price in USD.

FINANCIAL INCOME AND EXPENSES

Financial Result (R$ million)	2Q19	2Q18	Δ Y-o-Y	1Q19	Δ Q-o-Q	LTM 2Q19
Financial Expenses	(1,086)	(666)	63%	(993)	9%	(3,802)
Interest on loans and financing (local currency)	(345)	(203)	70%	(421)	-18%	(1,391)
Interest on loans and financing (foreign currency)	(538)	(264)	104%	(448)	20%	(1,666)
Capitalized interest(1)	1	3	-69%	1	65%	4
Other financial expenses	(205)	(203)	1%	(125)	64%	(749)
Financial Income	150	129	17%	149	0%	889
Interest on financial investments	74	111	-33%	140	-47%	769
Other financial income	76	18	324%	9	720%	120
Monetary and Exchange Variations	758	(2,641)	-129%	(456)	-266%	239
Foreign exchange variations (Debt)	647	(3,224)	-120%	(306)	-312%	465
Other foreign exchange variations	112	583	-81%	(150)	-174%	(226)
Derivative income (loss), net(2)	257	(3,031)	-108%	(637)	-140%	(296)
Cash flow hedge	408	(2,243)	-118%	(75)	-642%	725
Debt hedge	(177)	(768)	-77%	(563)	-69%	(979)
Others(3)	26	(19)	-238%	2	1409%	(41)
Net Financial Result	79	(6,209)	-101%	(1,936)	-104%	(2,969)

(1) Capitalization of interest related to work in progress.

(2) Variation in mark-to-market adjustment plus adjustments paid and received, considering the end-of-month exchange rate (R$/US$3.8322 on 6/30/2019).

(3) Includes commodity hedge and embedded derivatives.

Interest expenses totaled R$1,086 million in 2Q19, increasing 9% from 1Q19, mainly due to the 4% increase in average USD in relation to BRL, and the Company’s liability management actions during the period, which lengthened the average debt term. Compared to 2Q18, the 63% increase reflects the financing taken out for the asset combination with Fibria and the higher average USD versus BRL (2Q19: 3.92 | 2Q18: 3.60).

“Other financial expenses” came to an expense of R$205 million, up 64% from 1Q19, mainly due to the early settlement of the ECA Finnvera financing facility, causing the full derecognition of funding costs. The settlement of the facility eliminated the existence of financial covenants in the Company’s debt agreements. Compared to 2Q18, the item remained stable.

Financial income remained virtually stable between 1Q19 and 2Q19. The reduction in Interest income is due to (1) the yield on the cash raised for the asset combination with Fibria in 1Q19; and (2) the concentration of cash at the end of 2Q19 due to the liability management actions in June. These effects were partially offset by the increase in “Other financial income” in 2Q19, due to the amortization of the goodwill related to the asset combination with Fibria (for further details, please refer to note 24 in the Financial Statements). Compared to 2Q18, the 17% increase is mainly due to the amortization of the surplus related to the business combination with Fibria.

Inflation adjustment and exchange variation had a positive impact of R$758 million on the Company’s financial result in the quarter, due to the 2% depreciation of BRL against the USD on the foreign currency portion of the debt (72% of total debt). The positive accounting impact of exchange variation on foreign currency debt has cash impact only on the respective maturities.

The result from operations with derivatives was positive, impacted by the high volatility in the financial markets during the quarter, which caused significant variation in the mark-to-market (MtM) adjustment of derivative operations. The MtM variation is mainly explained by: 1) new operations contracted during the quarter (positive variation); 2) the variation in the Fixed, Coupon and Libor curves on operations (negative variation); and 3) the depreciation of the closing USD against the BRL on existing agreements (positive variation). The mark-to-

market adjustment of derivative instruments on June 30, 2019 was an negative in R$1,254 million, compared to negative R$1,541 million on March 31, 2019, resulting in a positive variation of R$257 million.

Due to the above factors, the Company posted net financial income of R$79 million in 2Q19, compared to net financial expense of R$1,936 million in 1Q19 and R$6,209 million in 2Q18.

DERIVATIVES OPERATIONS

Suzano carries out derivatives operations exclusively for hedging purposes. The following table reflects the position of derivatives instruments on June 30, 2019:

	Notional	Fair Value
Hedge	(USD million)	(BRL million)
Debt	6,584	(1,664)
Cash flow	4,815	139
Others	706	271
Total	12,105	(1,254)

(1) Includes commodity hedge and embedded derivatives.

The Company’s currency exposure policy seeks to minimize the volatility of its cash generation and to enable greater flexibility to cash flow management. The policy currently stipulates that surplus dollars may be partially hedged (up to 75% of exchange variation exposure over the next 18 months) using plain vanilla instruments, such as Zero Cost Collars (ZCC) and Non-Deliverable Forwards (NDF).

ZCC operations establish minimum and maximum limits for the exchange rate that minimize adverse effects in the event of strong appreciation of the BRL. If the exchange rate is within such limits, the Company neither pays nor receives any financial adjustments. Thus, the Company is protected for extreme scenarios of BRL appreciation. However, these operations also limit potential gains in extreme scenarios of BRL depreciation. This characteristic allows for capturing greater benefits from export revenue in a potential scenario of USD appreciation within the range contracted. The current scenario of volatility in the BRL/USD exchange rate made this the best strategy to hedge the cash flow of the Company, which is constantly monitoring the market and analyzing the attractiveness at any given moment for full or partial reversal of the operation.

On June 30, 2019, the amount outstanding of the operations (notional) involving forward dollar sales through ZCCs was US$4,815 million, whose maturities are distributed from July 2019 to November 2020, and were contracted in a range from R$ 3.81 to R$4.16. The result of ZCC operations was a gain of R$408 million in 2Q19. The mark-to-market adjustment (fair value) of ZCC operations was positive at R$139 million at the end of the quarter.

Cash Flow Hedge	Maturity	Strike Range	Notional (US$ million)
Zero-Cost Collars	3Q19	3.73 – 4.10	1,260
Zero-Cost Collars	4Q19	3.72 – 4.13	1,085
Zero-Cost Collars	1Q20	3.87 – 4.28	940
Zero-Cost Collars	2Q20	3.86 – 4.19	695
Zero-Cost Collars	3Q20	3.93 – 4.10	705
Zero-Cost Collars	4Q20	4.09 – 4.49	130
Total		3.81 – 4.16	4,815

The Company also uses currency and interest rate swaps to mitigate the effects of exchange and interest rate variations on the balance of debt and cash flow. Contracts swapping different interest rates and inflation indices may be executed as a way to mitigate the mismatch between financial assets and liabilities.

On June 30, 2019, the Company held US$6,584 million (notional value) in swaps, distributed as shown in the table. In 2Q19, the derivative operations resulted in a loss of R$177 million. The mark-to-market (fair value) of these operations was negative at R$1,664 million at the end of the quarter.

Debt Hedge	Maturity	Currency	Notional (US$ million)
Swap (PRÉ x USD)	2024	USD	352
Swap (CDI x USD)	2026	USD	3,137
Swap (IPCA x CDI)(1)	2023	BRL	220
Swap (IPCA x USD)	2023	USD	121
Swap (LIBOR x USD)	2024	USD	2,754
Total			6,584

(1) Translated at the closing exchange rate on 6/30/2019 of 3.8322

Forestry partnership agreements and timber supply agreements signed on December 30, 2013 by Fibria Celulose S.A. are denominated in USD per cubic meter of standing timber, adjusted by U.S. inflation measured by the Consumer Price Index (CPI), which is not related to inflation in the economic environment where the forests are located and, hence, constitutes an embedded derivative. This instrument, presented in the table below, consists of a swap contract with the short leg consisting of the variations in the U.S. CPI during the period of the agreements mentioned below. See note 4 of the 2Q19 Financial Statements for more details and for a sensitivity analysis of the fair value in case of a substantial variation in the U.S. CPI. On June 30, 2019, the outstanding amount (notional) of the operation was US$702 million. The result of this swap was a gain of R$26 million in 2Q19. The mark-to-market (fair value) of these operations was positive at R$268 million at the end of the quarter.

Embedded Derivative	Maturity	Index	Notional (US$ million)
Embedded Derivative	2035	Fixed USD - USD US-CPI	702
Total			702

In 2Q19, the Company posted net income of R$700 million, compared to net loss of R$2,060 million in 2Q18 and R$1,936 million in 1Q19. The variation in relation to 2Q18 is mainly explained by the positive financial result, which was partially offset by lower operating income. Compared to 1Q19, the variation was due to the positive financial result, but also to higher operating income, as explained earlier.

DEBT

Debt (R$ million)	06/30/2019	06/30/2018	Δ Y-o-Y	03/31/2019	Δ Q-o-Q
Local Currency	17,221	16,434	16%	19,605	-12%
Short Term	2,227	1,860	138%	3,740	-40%
Long Term	14,994	14,574	8%	15,865	-5%
Foreign Currency	43,259	22,551	79%	41,160	5%
Short Term	2,466	1,535	0%	3,694	-33%
Long Term	40,793	21,016	88%	37,466	9%
Gross Debt	60,480	38,985	55%	60,765	0%
(-) Cash	7,972	15,247	-50%	6,959	15%
Net Debt	52,508	23,738	127%	53,806	-2%
Net Debt/Adjusted EBITDA(1) (x) — R$	3.5x	1.8x	1.8x	3.4x	0.1x
Net Debt/EBITDA Ajustado(1) (x) — US$	3.6x	1.5x	2.1x	3.3x	0.3x

(1) Excluding non-recurring items.

Gross debt on June 30, 2019 amounted to R$60.5 billion, composed of 92% long-term maturities and 8% short-term maturities, with 72% denominated in foreign currency and 28% in local currency. The percentage of gross debt denominated in foreign currency, considering the effect of debt hedge, was 94%. Gross debt decreased slightly from 1Q19. The impact of fresh borrowings and settlements of liability management processes by the Company during the period in order to improve its debt profile was partially offset by the impact of exchange rate variation. Compared to 2Q18, the increase in gross debt reflected the borrowings made for the asset combination with Fibria.

On June 18, the Company concluded the early settlement of export prepayment agreements in the total principal amount of US$780 million, with final maturity in 2022, as well as the early settlement of the financing agreement with ECA Finnvera in the total principal amount of US$371 million, with final maturity in 2025, thereby eliminating all and any financial covenant binding the Company’s debt agreements.

Suzano contracts debt in foreign currency as a natural hedge, since net operating cash generation is denominated in foreign currency. This structural exposure allows it to contract export financing in USD to match financing payments with receivables from sales.

* Transaction costs (issue, borrowings, etc.) and impacts of the surplus value resulting from the operation with Fibria.

On June 30, 2019, average total cost of debt in USD was 4.8% p.a. (debt in BRL adjusted by the market swap curve). Average term of consolidated debt at the end of the period was lengthened to 87 months (from 75 months in March 2019).

(1) Considers the portion of debt with swap to foreign currency. The original debt was 72% in USD and 28% in BRL.

(2) Agribusiness Receivables Certificates.

Cash and cash equivalents at the end of June 30, 2019 amounted to R$7,972 million, 59% of them invested in local currency in government bonds and fixed income securities, and the balance in short-term investments abroad.

The company has two stand-by credit facilities totaling R$ 2,916 million, available through 2024, with one line in local currency amounting to R$ 1 billion at a cost of CDI plus 2.5% p.a. when used (while not in use the cost in BRL is 0.40% p.a.) and the other in foreign currency, currently amounting to US$ 500 million at a cost of 3 month Libor plus 1.0% p.a., which could reach 2.50%, depending on the Company’s credit rating, when used (while not in use, the cost in USD is 0.30% p.a.). These funds, although untapped, help improve the company’s liquidity conditions. As a result, the current cash position of R$7,972 million plus these lines totaling R$2,916 million amounts to a readily available cash position of R$10,888 million. Accordingly, the ratio of cash (including the stand-by credit facilities) to short-term debt stood at 2.3 times on June 30, 2019.

Net debt stood at R$52.5 billion (US$13.8 billion) on June 30, 2019, compared to R$53.8 billion (US$13.7 billion) on March 31, 2019. The reduction is due to the increase in the cash position and the slight decrease in gross debt.

The ratio of net debt to Adjusted EBITDA in BRL stood at 3.5 times on June 30, 2019, compared to 3.4 times at the end of 1Q19. In USD, the ratio of net debt to Adjusted EBITDA was 3.6 times on June 30, 2019, compared to 3.3 times at the end of 1Q19.

CAPITAL INVESTMENTS

In 2Q19, capital investments totaled R$1,377 million, 11% lower than in 2Q18, mainly due to lower spending on expansion and modernization. Compared to 1Q19, the reduction was mostly due to lower expenses with forest maintenance. Investments in Land and Forests totaled R$387 million and aimed at capturing gains from current operations, as well as creating alternatives for business growth.

For 2019, the Company has revised the total estimated Capex from R$ 6.4 billion to R$ 5.9 billion, according to Material Fact released on August 8th. The reduction in the guidance reflects the same expenditures with forestry resulting from the lower volume of harvested wood due to lower production volume in 2019, as well as the Company’s financial discipline to manage its leverage by reducing approximately R$500 million as detailed below.

Investments (R$ billion)	2Q19	2Q18	Δ Y-o-Y	1Q19	Δ Q-o-Q	LTM 2Q19	Guidance 2019
Sustaining	875	858	2%	980	-11%	3,879	3,813
Industrial Maintenance	156	156	0%	167	-7%	734	767
Forestry Maintenance	695	694	0%	786	-12%	3,072	2.953
Other	24	8	203%	27	-12%	74	93
Expansion and Modernization	46	275	-83%	79	-42%	594	387
Land and Forestry	387	409	-5%	278	39%	1,327	1,349
Port Terminals	70	4	1841%	91	-23%	333	389
Total	1,377	1,546	-11%	1,428	-4%	6,134	5,938

OPERATING CASH FLOW GENERATION

(R$ million)	2Q19	2Q18	Δ Y-o-Y	1Q19	Δ Q-o-Q	LTM 2Q19
Adjusted EBITDA	3,101	4,071	-24%	2,761	12%	14,799
Maintenance Capex	(875)	(858)	2%	(980)	-11%	(3,879)
Operating Cash Flow	2,226	3,213	-31%	1,781	25%	10,920
Operating Cash Flow (R$/ton)	929	1,193	-22%	914	2%	1,127

Operating cash flow generation, measured by Adjusted EBITDA less maintenance capex, amounted to R$2,226 million in 2Q19. The decrease in relation to 2Q18 reflected the lower net price of pulp in USD (-15%) and the lower pulp sales volume, which were partially offset by the 9% appreciation of the USD against the BRL. Compared to 1Q19, the 25% increase is due to: i) higher sales volume; ii) appreciation of the USD against the BRL; iii) lower cash COGS; and iv) lower maintenance Capex, partially offset by lower net price of pulp in USD (-11%).

IFRS 16

The Company adopted accounting standard CPC 06(R2) / IFRS 16 on January 1, 2019. As a result, it recognized on January 1, 2019 the amounts corresponding to the right-of-use of current contracts, in amounts equivalent to the present value of obligations assumed with its counterparties. These balances will be amortized over the terms of the leases. Upon adoption of the standard, the Company recognized lease liabilities for contracts that meet the definition of lease, in the amount of R$4,019 million. The updated liabilities balances on June 30, 2019 were R$ 4,359 million, while the updated balance on “Right of use on lease agreements” in assets were R$ 4,246 million. For further details, see Note 18 of the 2Q19 Quarterly Financial Statements.

SYNERGIES

On March 26, 2019, the Company announced its projected synergy gains from the business combination with Fibria Celulose S.A. Suzano expects to capture gradually from 2019 to 2021, operating synergies estimated at between R$800 million and R$900 million per year (before taxes) on a recurring basis after 2021, through a reduction in costs, expenses and capital expenditure in the procurement, forest, industrial, logistics, sales, administrative and personnel areas, and expects to capture tax synergies that will result in tax deductible of around R$2.0 billion a year, from the merger of Fibria with Suzano.

The estimated amount of operating synergies mentioned above does not include the costs of implementing the initiatives linked to these synergies, which are estimated by the Company at approximately R$200 million by 2021, 50% of which is planned for 2019. Synergies have been captured as planned.

DIVIDENDS

On April 18, 2019, the Company announced to its shareholders the approval on the Annual Shareholders’ Meeting of the payment of minimum mandatory dividends in the total amount of R$ 600 million, paid on April 30, 2019, at a value per share equivalent to R$ 0.44470086.

CAPITAL MARKETS

On June 30, 2019, Suzano stock was quoted at R$32.85/share (SUZB3) and US$17.03 (SUZ). The Company’s stock is listed on the Novo Mercado, the trading segment of the São Paulo Exchange (B3 — Brasil, Bolsa e Balcão) with the highest corporate governance standards and is also traded on the New York Stock Exchange (NYSE) - Level II.

Source: Bloomberg.

On June 30, 2019, the capital stock of the Company was represented by 1,361,263,584 common shares, of which 12,042,004 were held in treasury. Suzano’s market capitalization was R$44.7 billion on June 30, 2019. In 2Q19, free float corresponded to 53.3% of the total capital.

FIXED INCOME

	Unit	Jun/19	Mar/19	Jun/19
Suzano 2021 — Price	USD/k	104.1	104.6	104.5
Suzano 2021 — Yield	%	4.3	3.3	2.9
Fibria 2024 — Price	USD/k	100.9	105.2	106.4
Fibria 2024 — Yield	%	5.1	4.1	3.8
Fibria 2025 — Price	USD/k	92.6	98.7	100.8
Fibria 2025 — Yield	%	5.4	4.2	3.8
Suzano 2026 — Price	USD/k	102.0	106.6	109.1
Suzano 2026 - Yield	%	5.4	4.7	4.2
Fibria 2027 — Price	USD/k	99.4	105.0	107.4
Fibria 2027 — Yield	%	5.6	4.7	4.3
Suzano 2029 — Price	USD/k	—	106.5	109.1
Suzano 2029 - Yield	%	—	5.1	4.8
Suzano 2030 — Price	USD/k	—	—	101.1
Suzano 2030 - Yield	%	—	—	4.9
Suzano 2047 — Price	USD/k	102.9	111.6	113.6
Suzano 2047 - Yield	%	6.8	6.1	6.0
Treasury 10 years	%	2.9	2.4	2.0

Note: Senior Notes issued with face value of 100 USD/k

RATING

Agency	National Scale	Global Scale	Outlook
Fitch Ratings	AAA	BBB-	Stable
Standard & Poor’s	brAAA	BBB-	Stable
Moody’s	Aaa.br	Ba1	Stable

UPCOMING EVENTS

Earnings Conference Call (2Q19)

Date: August 9, 2019 (Friday)

Portuguese (simultaneous translation)	English
10:00 a.m. (Brasília)	10 a.m. (Brasília)
9:00 a.m. (New York)	9 a.m. (New York)
2 p.m. (London)	2 p.m. (London)
Tel.: +55 (11) 4003-4860	Tel.: +1 866 890 2584 (access code: Suzano)

Please connect 10 minutes before the conference call is scheduled to begin.

The conference call will be held in English, feature a slide presentation and be transmitted simultaneously via webcast. The access links will be available on the Company’s Investor Relations website (www.suzano.com.br/ir).

If you are unable to participate, the webcast link will be available for future consultation on the Investor Relations website of Suzano S.A.

IR CONTACTS

Marcelo Bacci

Camila Nogueira

Danielle Cheade

Roberto Costa

Raimundo Guimarães

Luiz Otávio Souza Fonseca

Tel.: +55 (11) 3503-9330

ri@suzano.com.br

www.suzano.com.br/ir

APPENDICES

APPENDIX 1(2) — Operating Data

Revenue breakdown (R$ ‘000)	2Q19	2Q18	Δ Y-o-Y	1Q19	Δ Q-o-Q	6M19	6M18	Δ Y-o-Y
Exports	5,402,279	6,623,977	-18%	4,385,794	23%	9,788,073	12,136,462	-19%
Pulp	4,975,200	6,312,858	-21%	4,096,451	21%	9,071,651	11,533,072	-21%
Paper	427,079	311,119	37%	289,343	48%	716,422	603,390	19%
Domestic Market	1,262,800	1,278,812	-1%	1,313,206	-4%	2,576,006	2,433,220	6%
Pulp	478,569	541,317	-12%	505,535	-5%	984,104	1,065,462	-8%
Paper	784,231	737,496	6%	807,672	-3%	1,591,902	1,367,757	16%
Total Net Revenue	6,665,082	7,902,789	-16%	5,699,000	17%	12,364,079	14,569,681	-15%
Pulp	5,453,769	6,854,175	-20%	4,601,986	19%	10,055,755	12,598,534	-20%
Paper	1,211,310	1,048,615	16%	1,097,014	10%	2,308,324	1,971,147	17%

Sales volume (tons)	2Q19	2Q18	Δ Y-o-Y	1Q19	Δ Q-o-Q	6M19	6M18	Δ Y-o-Y
Exports	2,126,088	2,417,082	-12%	1,604,730	32%	3,730,817	4,724,386	-21%
Pulp	2,013,287	2,329,866	-14%	1,527,621	32%	3,540,907	4,541,818	-22%
Paper	112,801	87,215	29%	77,109	46%	189,910	182,568	4%
Paperboard	15,691	12,279	28%	10,940	43%	26,631	26,611	0%
Printing & Writing	97,110	74,936	30%	65,855	47%	162,209	155,957	4%
Domestic Market	388,334	434,724	-11%	398,574	-3%	786,908	878,400	-10%
Pulp	200,598	239,656	-16%	201,462	0%	402,060	494,644	-19%
Paper	187,736	195,067	-4%	197,112	-5%	384,848	383,755	0%
Paperboard	32,866	30,139	9%	30,174	9%	63,040	60,160	5%
Printing & Writing	133,459	143,457	-7%	145,321	-8%	278,781	291,822	-4%
Other paper(1)	21,410	21,471	0%	21,617	-1%	43,027	31,774	35%
Total sales volume	2,514,422	2,853,132	-12%	2,003,304	26%	4,517,726	5,604,113	-19%
Pulp	2,213,885	2,569,523	-14%	1,729,082	28%	3,942,967	5,036,462	-22%
Paper	300,537	283,610	6%	274,222	10%	574,759	567,651	1%
Paperboard	48,557	42,418	14%	41,114	18%	89,671	86,771	3%
Printing & Writing	229,814	218,393	5%	211,177	9%	440,990	447,779	-2%
Other paper(1)	22,166	22,798	-3%	21,931	1%	44,097	33,101	33%

Average net price (R$/ton)	2Q19	2Q18	Δ Y-o-Y	1Q19	Δ Q-o-Q	6M19	6M18	Δ Y-o-Y
Exports	2,541	2,740	-7%	2,733	-7%	2,624	2,569	2%
Pulp	2,471	2,710	-9%	2,682	-8%	2,562	2,539	1%
Paper	3,786	3,567	6%	3,752	1%	3,772	3,305	14%
Domestic Market	3,252	2,942	11%	3,295	-1%	3,274	2,770	18%
Pulp	2,386	2,259	6%	2,509	-5%	2,448	2,154	14%
Paper	4,177	3,781	10%	4,098	2%	4,136	3,564	16%
Total	2,651	2,770	-4%	2,845	-7%	2,737	2,600	5%
Pulp	2,463	2,667	-8%	2,662	-7%	2,550	2,501	2%
Paper	4,030	3,697	9%	4,000	1%	4,016	3,472	16%

Average net price (US$/ton)	2Q19	2Q18	Δ Y-o-Y	1Q19	Δ Q-o-Q	6M19	6M18	Δ Y-o-Y
Exports	648	760	-15%	725	-11%	696	792	-12%
Pulp	631	751	-16%	711	-11%	679	783	-13%
Paper	966	989	-2%	995	-3%	1,000	1,019	-2%
Domestic Market	830	816	2%	874	-5%	868	854	2%
Pulp	609	626	-3%	665	-9%	649	664	-2%
Paper	1,066	1,049	2%	1,087	-2%	1,097	1,099	0%
Total	676	768	-12%	754	-10%	726	801	-9%
Pulp	629	740	-15%	706	-11%	676	771	-12%
Paper	1,028	1,025	0%	1,061	-3%	1,065	1,071	-1%

(1) Paper of other manufacturers sold by Suzano and tissue paper.

(2) Comparison data with 2018 (2Q18, 6M18 and LTM) are a simple sum or weighted average of Suzano + Fibria.

Taxa R$/US$	2Q19	2Q18	Δ Y-o-Y	1Q19	Δ Q-o-Q
Closing	3.83	3.86	-1%	3.90	-2%
Average	3.92	3.61	9%	3.77	4%

APPENDIX 2(2) — Consolidated Statement of Income

Demonstração de Resultado (R$ mil)	2Q19	2Q18	Δ Y-o-Y	1Q19	Δ Q-o-Q	6M19	6M18	Δ Y-o-Y

Net Revenue	6,665,082	7,926,283	-16%	5,698,999	17%	12,364,081	14,618,309	-15%
Cost of Goods Sold	(5,222,119)	(4,294,375)	22%	(4,724,893)	11%	(9,947,012)	(8,085,447)	23%
Gross Profit	1,442,963	3,631,908	-60%	974,106	48%	2,417,069	6,532,862	-63%
Gross Margin	21.6%	45.8%	-24 p.p.	17.1%	5 p.p.	19.5%	44.7%	-25 p.p.

Operating Expense/Income	(559,902)	(641,896)	-13%	(789,294)	-29%	(1,349,196)	(1,246,200)	8%
Selling Expenses	(456,981)	(372,152)	23%	(441,303)	4%	(898,284)	(678,952)	32%
General and Administrative Expenses	(278,031)	(297,524)	-7%	(330,765)	-16%	(608,796)	(518,845)	17%
Other Operating Income (Expenses)	171,199	27,314	527%	(18,884)	-1007%	152,315	(48,816)	-412%
Equity Equivalence	3,911	466	739%	1,658	136%	5,569	413	1248%
EBIT	883,061	2,990,012	-70%	184,812	378%	1,067,873	5,286,662	-80%

Depreciation, Amortization & Depletion	2,327,703	1,086,609	114%	2,471,286	-6%	4,798,989	2,091,547	129%

EBITDA	3,210,764	4,076,621	-21%	2,656,098	21%	5,866,862	7,378,209	-20%
EBITDA Margin (%)	48.2%	51.4%	-3 p.p.	46.6%	2 p.p.	47.5%	50.5%	-3 p.p.

Adjusted EBITDA(1)	3,100,521	4,071,480	-24%	2,761,240	12%	5,861,761	7,423,762	-21%
Adjusted EBITDA Margin(1)	46.5%	51.4%	-5 p.p.	48.5%	-2 p.p.	47.4%	50.8%	-3 p.p.

Net Financial Result	79,065	(6,209,032)	-101%	(1,936,143)	-104%	(1,857,078)	(6,636,462)	-72%
Financial Expenses	149,607	128,872	16%	149,322	0%	298,929	234,075	28%
Financial Revenues	(1,086,192)	(666,626)	63%	(992,804)	9%	(2,078,996)	(1,217,997)	71%
Exchange Rate Variation	758,223	(2,640,700)	-129%	(455,727)	-266%	302,496	(2,747,630)	-111%
Net Proceeds Generated by Derivatives	257,427	(3,030,578)	-108%	(636,934)	-140%	(379,507)	(2,904,910)	-87%
Earnings Before Taxes	962,126	(3,219,020)	-130%	(1,751,331)	-155%	(789,205)	(1,349,800)	-42%

Income and Social Contribution Taxes	(262,278)	1,159,990	-123%	522,199	-150%	259,921	719,012	-64%

Net Income (Loss)	699,848	(2,059,538)	-134%	(1,229,132)	-157%	(529,284)	(631,066)	-16%
Net Margin	10.5%	-26.0%	36 p.p.	-21.6%	32 p.p.	-4.3%	-4.3%	0 p.p.

(1) Excluding non-recurring items.

(2) Comparison data with 2018 (2Q18, 6M18 and LTM) are a simple sum or weighted average of Suzano + Fibria.

APPENDIX 3(1) — Consolidated Balance Sheet

Assets (R$ ‘000)	06/30/2019	03/31/2019	06/30/2018

Current Assets
Cash and Cash Equivalent	4,104,641	3,095,885	6,907,670
Securities	3,692,806	3,687,230	8,509,515
Accounts Receivable	2,895,714	3,507,439	3,837,531
Inventories	7,365,938	8,044,651	4,278,260
Recoverable Taxes	1,303,898	944,407	1,997,576
Prepaid Expenses	100,733	83,196	132,000
Other Current Assets	941,216	957,658	626,646
Total Current Assets	20,404,946	20,320,466	26,289,198

Non-Current Assets
Other Accounts Receivable	4,081,292	4,631,925	3,733,308
Biological Assets	10,094,235	9,752,742	9,027,435
Investments	228,381	228,684	187,985
Property, Plant and Equipment	41,744,825	41,998,207	32,214,548
Intangible	18,212,469	18,465,253	4,961,413
Right of Use on lease agreements	4,430,713	3,910,574	—
Total Non-Current Assets	78,791,915	78,987,385	50,124,689
Total Assets	99,011,945	99,307,851	76,414,365

Liabilities and Equity (R$ ‘000)	30/06/2019	31/03/2019	30/06/2018

Current Liabilities
Accounts Payable	3,986,488	2,082,084	3,660,381
Loans and Financing	4,693,057	7,422,784	3,394,834
Tax Liabilities	245,000	228,240	442,703
Salaries and Payroll Taxes	370,853	303,419	357,593
Other Payable	2,125,334	4,178,610	1,909,151
Total Current Liabilities	11,420,732	14,215,137	9,764,662

Non-Current Liabilities
Debentures, Loans and Financing	55,786,677	53,341,845	35,589,778
Deferred Taxes	599,184	803,241	682,000
Provision	3,541,857	3,527,818	—
Derivatives Instruments	2,031,612	2,108,659	2,279,000
	3,822,300	3,511,378	—
Other Liabilities	1,380,103	1,446,420	2,309,095
Total Non-Current Liabilities	67,161,733	64,739,361	40,859,873

Shareholders’ Equity
Share Capital	9,269,281	9,269,281	15,970,606
Capital Reserve	6,384,888	6,383,671	400,484
Treasury shares	(218,265)	(218,265)	(237,416)
Profit Reserve	3,080,618	3,677,153	6,146,615
Equity Valuation Adjustment	2,295,169	2,332,964	4,422,941
Retained Earnings/Accumulated Losses	27,698	13,137	41,600
Retained Earnings/Losses of the period	(526,255)	(1,226,803)	(1,036,000)
Total Equity	20,313,134	20,231,138	25,708,830

Non-controlling shareholders interests	116,346	122,215	81,000

(1) Comparison data with 2018 (2Q18, 6M18 and LTM) are a simple sum or weighted average of Suzano + Fibria.

APPENDIX 4(1) — Consolidated Statement of Cash Flow

Cash Flow Statement (R$ ‘000)	2Q19	2Q18	6M19	6M18
Cash flow from operating activities
Net income/(loss) for the period	699,848	(2,059,030)	(529,284)	(630,788)
Depreciation, depletion and amortization (Note 26)	915,830	1,086,608	1,779,304	2,091,183
Depletion of wood resources from forestry partnership programs	9,919	—	18,905	—
Fair value adjustment on business combination with Fibria - Amortization (Note 26)	1,257,905	—	2,824,553	—
Fair value adjustment on business combination with Facepa - Amortization (Note 26)	4,579	—	8,797	—
Amortization of lease-use right	35,930	—	63,889	—
Interest expense on lease liabilities	58,278	—	96,993	—
Provision for losses and write-off with fixed and biological assets	—	3,317	—	12,299
Results from sale and disposals of property, plant and equipment and biological assets, net	14,792	21,678	3,504	30,423
Equity in earnings of subsidiaries (Note 13 (a) e (c))	(3,910)	(465)	(5,568)	(428)
Exchange rate and monetary variations, net	(758,223)	2,804,015	(302,496)	2,899,192
Interest expenses with financing and loans and debentures, net	850,652	387,187	1,674,610	775,761
Accrual of interest on financial investments	(19,006)	—	(247,053)	—
Amortization of the cost of funding, goodwill and negative goodwill	128,282	—	159,856	—
Derivative (gains) losses, net (Note 23)	(257,427)	3,030,578	379,507	2,904,910
Fair value adjustment of biological assets	(83,453)	(95,661)	(83,453)	(95,661)
Deferred income tax and social contribution expenses (Note 11.1)	199,949	(1,385,086)	(451,499)	(1,041,867)
Interest on employee benefits (Note 20.2)	13,421	8,617	26,842	17,234
Provision/ (Reversal) for judicial liabilities	12,771	27,727	2,475	27,960
Allowance for doubtful accounts, net	(17,652)	(1,369)	(9,928)	4,923
Reversal for rebates	—	27,903	—	11,286
Estimated loss (reversal) in inventories and write-offs	(10,289)	21,418	(12,028)	18,373
Reduction of financial investments	—	—	—	—
Provision for loss of ICMS credits, net	32,128	41,116	69,191	74,976
Provision for stock-based compensation plan	—	57,395	—	76,657
Other provisions	1,515	5,449	66,742	8,609
Decrease (increase) in assets
Related parties	(2,178)	—	(2,178)	—
Trade accounts receivable	735,765	39,201	1,067,666	(58,004)
Inventories	(265,885)	(318,503)	(1,208,554)	(786,660)
Recoverable taxes	(76,777)	(122,170)	(18,032)	(140,299)
Other assets	(38,541)	39,318	46,023	(163,256)
Increase (decrease) in liabilities
Related parties	57,322	—	57,322	—
Trade accounts payables	(441,206)	347,180	(366,119)	(317,191)
Taxes payable	7,065	413,961	252,757	321,507
Payroll and charges	69,611	—	(262,909)	—
Other liabilities	(45,600)	155,348	(350,419)	376,611
Cash provided by operations
Payment of interest with financing and loans and debentures	(678,936)	(434,945)	(1,462,681)	(829,369)
Interest received from financial investments	110,865	25,901	285,922	78,815
Payment of other taxes and contributions	—	(84,171)	—	(238,652)
Payment of income taxes	(94,280)	(63,035)	(405,257)	(83,092)
Net cash from operating activities	2,423,064	3,979,482	3,167,400	5,345,452

Cash flow from investing activities
Derivative transactions settled	—	(8,653)	—	28,909
Additions to fixed assets, intangible assets and biological assets	(1,108,340)	(1,936,838)	(2,655,950)	(3,072,724)
Proceeds from sale of assets	49,762	20,916	83,695	33,995
Increase of capital in subsidiaries and associates (Note 13 c))	—	—	(11,216)	—
Financial investments	76,774	(4,065,088)	21,833,286	(4,179,291)
Advance for acquisition of wood from operations with development (non-current)	(85,284)	—	(212,150)	—
Acquisition of subsidiaries, net cash	1	(6,032)	(26,002,540)	(315,904)
Other investments	(269)	—	(269)	—
Net cash (used in) / provided by investment activities	(1,067,356)	(5,995,695)	(6,965,144)	(7,483,579)

Financing activities
Proceeds from loans (Note 17.2)	8,553,242	5,453,343	12,226,291	8,486,020
New leases contracts	(50,044)	—	—	—
Issue of Debentures (Note 17.9)	—	—	3,998,780	—
Payment of derivative transactions	(29,427)	(182,398)	(4,662)	(169,362)
Payment of loans and financing (Note 17.2)	(5,967,971)	(1,203,836)	(7,703,512)	(4,409,828)
Payment of leases	(152,349)	—	(270,586)	—
Payment of dividends	(601,663)	(470,206)	(601,731)	(470,208)
Payment of debentures (Note 17.9)	(2,000,000)	—	(4,000,000)	—
Liabilities for assets acquisitions and subsidiaries	(1,724)	(3,071)	(3,425)	(3,071)
Others financing	2,756	3,650	2,379	4,387
Treasury shares	—	1,519	—	1,730
Cash provided by financing activities	(247,180)	3,599,001	3,643,534	3,448,182

Exchange variation on cash and cash equivalents	(99,772)	472,103	(128,602)	469,065

Increase (reduction) in cash and cash equivalents	1,008,756	2,054,891	(282,812)	1,779,120

Cash and cash equivalents at the beginning for the period	3,095,885	4,852,779	4,387,453	5,128,550
Cash and cash equivalents at the end for the period	4,104,641	6,907,670	4,104,641	6,907,670

Statement of increase (reduction) in cash and cash equivalents	1,008,756	2,054,891	(282,812)	1,779,120

(1) Comparison data with 2018 (2Q18, 6M18 and LTM) are a simple sum or weighted average of Suzano + Fibria.

APPENDIX 5(2) — EBITDA

(R$ ‘000, except where otherwise indicated)	2Q19	2Q18	6M19	6M18
Net Income	699,848	(2,059,538)	(529,284)	(631,066)
Net Financial Result	(79,065)	6,209,032	1,857,078	6,636,462
Income and Social Contribution Taxes	262,278	(1,159,990)	(259,921)	(719,012)
EBIT	883,061	2,989,504	1,067,873	5,286,384
Depreciation, Amortization and Depletion	2,327,703	1,086,609	4,798,989	2,091,547
EBITDA(1)	3,210,764	4,076,113	5,866,862	7,377,931
EBITDA Margin	48.2%	51.4%	47.5%	50.5%

Accruals for losses on ICMS credits	31,541	41,116	66,699	74,976
PPA effect (Asset disposal)	24,363	—	24,363	—
Expenses with Fibria’s transaction	5,219	16,248	74,591	17,787
Indemnity - FACEPA	2,870	—	3,283	—
Sale of judicial credits	(87,000)	—	(87,000)	—
Adjustment of the fair value of biological assets	(83,453)	(95,661)	(83,453)	(95,661)
Equity equivalence	(3,911)	(466)	(5,569)	(429)
Sprout cancellation	—	—	—	7,366
Property, Plant and Equipment disposal	—	34,188	—	42,427
Others	128	(564)	1,986	(288)
Adjusted EBITDA	3,100,521	4,070,973	5,861,762	7,424,108
Adjusted EBITDA Margin	46.5%	51.4%	47.4%	50.8%

(1) The Company’s EBITDA is calculated in accordance with CVM Instruction 527 of October 4, 2012.

(2) Comparison data with 2018 (2Q18, 6M18 and LTM) are a simple sum or weighted average of Suzano + Fibria.

(3) Excluding equity equivalence.

APPENDIX 6(2) — Segmented Income Statement

	2Q19				2Q18
Segmented Financial Statement (R$ ‘000)	Pulp	Paper	Non Segmented	Total Consolidated	Pulp	Paper	Non Segmented	Total Consolidated

Net Revenue	5,453,772	1,211,310	—	6,665,082	6,877,668	1,048,615	—	7,926,283
Cost of Goods Sold	(4,434,657)	(787,462)	—	(5,222,119)	(3,596,777)	(697,598)	—	(4,294,374)
Gross Profit	1,019,115	423,848	—	1,442,963	3,280,892	351,017	—	3,631,909
Gross Margin	18.7%	35.0%		21.6%	47.7%	33.5%		45.8%

Operating Expense/Income	(375,194)	(184,708)	—	(559,902)	(409,842)	(232,054)	—	(641,897)
Selling Expenses	(357,804)	(99,177)	—	(456,981)	(277,103)	(95,049)	—	(372,152)
General and Administrative Expenses	(190,221)	(87,810)	—	(278,031)	(161,351)	(136,173)	—	(297,525)
Other Operating Income (Expenses)	172,832	(1,633)	—	171,199	28,078	(764)	—	27,314
Equity Equivalence	—	3,911	—	3,911	534	(68)	—	466
EBIT	643,921	239,140	—	883,061	2,871,049	118,962	—	2,990,012

Depreciation, Amortization & Depletion	2,207,384	120,320	—	2,327,704	974,821	111,788	—	1,086,609

EBITDA	2,851,305	359,460	—	3,210,765	3,846,405	230,750	—	4,077,155
EBITDA Margin (%)	52.3%	29.7%		48.2%	55.9%	22.0%		51.4%

Adjusted EBITDA(1)	2,734,269	366,249	—	3,100,518	3,817,979	252,932	—	4,070,911
Adjusted EBITDA Margin(1)	50.1%	30.2%		46.5%	55.5%	24.1%		51.4%

Net Financial Result	—	—	79,065	79,065	(2,239,400)	—	(3,969,632)	(6,209,032)

Earnings Before Taxes	643,921	239,140	79,065	962,126	1,051,545	118,962	(3,969,632)	(2,799,124)

Income and Social Contribution Taxes	—	—	(262,278)	(262,278)	209,837	—	950,153	1,159,990

Net Income (Loss)	643,921	239,140	(183,213)	699,848	841,486	118,962	(3,019,479)	(2,059,030)
Net Margin	11.8%	19.7%		10.5%	12.2%	11.3%		-26.0%

(1) Excluding non-recurring items.

(2) Comparison data with 2018 (2Q18, 6M18 and LTM) are a simple sum or weighted average of Suzano + Fibria.

(3) Excluding equity equivalence.

	6M19				6M18
Segmented Financial Statement (R$ ‘000)	Pulp	Paper	Non Segmented	Total Consolidated	Pulp	Paper	Non Segmented	Total Consolidated

Net Revenue	10,055,758	2,308,323	—	12,364,081	12,647,162	1,971,148	—	14,618,309
Cost of Goods Sold	(8,414,714)	(1,532,300)	—	(9,947,012)	(6,765,090)	(1,320,356)	—	(8,085,446)
Gross Profit	1,641,046	776,023	—	2,417,069	5,882,072	650,792	—	6,532,863
Gross Margin	16.3%	33.6%		19.5%	46.5%	33.0%		44.7%

Operating Expense/Income	(971,699)	(377,497)	—	(1,349,196)	(844,245)	(401,956)	—	(1,246,201)
Selling Expenses	(712,005)	(186,279)	—	(898,284)	(509,777)	(169,175)	—	(678,952)
General and Administrative Expenses	(418,981)	(189,815)	—	(608,796)	(286,016)	(232,830)	—	(518,846)
Other Operating Income (Expenses)	159,287	(6,972)	—	152,315	(48,986)	170	—	(48,816)
Equity Equivalence	—	5,569	—	5,569	534	(121)	—	413
EBIT	669,347	398,526	—	1,067,873	5,037,826	248,836	—	5,286,662

Depreciation, Amortization & Depletion	4,559,034	239,955	—	4,798,989	1,869,014	222,534	—	2,091,548

EBITDA	5,228,381	638,482	—	5,866,863	6,907,374	471,370	—	7,378,744
EBITDA Margin (%)	52.0%	27.7%		47.5%	54.6%	23.9%		50.5%

Adjusted EBITDA(1)	5,205,482	656,279	—	5,861,762	6,927,217	495,925	—	7,423,142
Adjusted EBITDA Margin(1)	51.8%	28.4%		47.4%	54.8%	25.2%		50.8%

Net Financial Result	—	—	(1,857,078)	(1,857,078)	(2,509,480)	—	(4,126,982)	(6,636,462)

Earnings Before Taxes	669,347	398,526	(1,857,078)	(789,205)	2,055,375	248,836	(4,126,982)	(1,822,771)

Income and Social Contribution Taxes	—	—	259,921	259,921	(67,915)	—	786,927	719,012

Net Income (Loss)	669,347	398,526	(1,597,157)	(529,284)	2,460,431	248,836	(3,340,055)	(630,788)
Net Margin	6.7%	17.3%		-4.3%	19.5%	12.6%		-4.3%

(1) Excluding non-recurring items.

(2) Comparison data with 2018 (2Q18, 6M18 and LTM) are a simple sum or weighted average of Suzano + Fibria.

(3) Excluding equity equivalence.

Forward-Looking Statements

This release may contain forward-looking statements. Such statements are subject to known and unknown risks and uncertainties that could cause the expectations expressed to not materialize or differ substantially from expected results. These risks include, among others, changes in future demand for the Company’s products, changes in factors affecting domestic and international product prices, changes in the cost structure, changes in the seasonal patterns of markets, changes in prices charged by competitors, foreign exchange variations, changes in the political or economic situation of Brazil, as well as emerging and international markets. The forward-looking statements were not reviewed by our independent auditors.